Exhibit 99.2

Internal Discussion Only

Term Sheet for Off-market Purchase/Sale of Stock in Two Rivers Water Company

(“TRWC or the Company”)

On August 17, 2009, the Company and Two Rivers Basin, LLC (“TRB”, an unrelated company) formed HCIC Holdings LLC (“HCIC”, a joint venture) for the purpose of acquiring shares in the Huerfano Cucharas Irrigation Company (an historic mutual ditch company).  Each entity owned a 50% interest in HCIC.  On September 14, 2010, TRWC purchased TRB’s ownership of HCIC through a merger and the issuance of 7,500,000 shares of the Company’s stock to the eight individual members of TRB.  As part of the merger and issuance, the members of TRB agreed to lock up their shares until March 14, 2012.  In addition, one of the members of the TRB Group joined the Company’s board of directors, and one of the members became an employee of the Company (although the latter member voluntarily left the Company’s employment in January of 2012).  As a result of the merger and issuance (as well as subsequent Company action), the Company now owns 91% of the shares in the Huerfano Cucharas Irrigation Company and has assumed operation of this mutual ditch company.

Prior to the expiration of the lock up period, former members of TRB, (“the TRB Group”) notified the Company, through a representative, that they proposed to explore the disposal of a portion of their common stock in a coordinated fashion and that they had agreed among themselves not to individually sell any shares during the exploratory period.  Subsequently, two of the former members of TRB (specifically, John Stroh, who is a Company director, and Kevin Lowther, who is a former Company employee) decided to withdraw from the TRB Group and to retain their shares in the Company.  The remaining six members of the TRB Group own, in aggregate, 5,507,140 shares.  The Company, in cooperation with the six-member TRB Group and their representative, has agreed to investigate opportunities for an off-market sale of their 5,507,140 shares of TRWC common stock.

The Company is now contacting qualified investors who have expressed a prior interest in acquiring a substantial position in the Company or in similar agricultural and/or water investments.

WEDBUSH SECURITIES INC.	Member NYSE/FINRA/SIPC
One Bush Street, Suite 1700, San Francisco California 94104 (415) 274-6800 Fax (415) 274-6824 www.wedbush.com

The proposed terms for the purchase/sale are as follows:

Purchase and Options:	1. Purchase 1,835,714 TRWC common stock at $1.25 per share from the TRB Group ($2,294,642.50).

2.          The TRB Group and its individual members will agree to lock up their remaining shares (“Remaining Shares”) for two years, subject to: (i) a Purchaser’s option to purchase 1,835,713 of the Remaining Shares at a strike price of $2.75 per share ($5,048,210.75) and (ii) a Purchaser’s right of first refusal to 1,835,713 of the Remaining Shares.

3.          During the lock up period, the Remaining Shares will be contractually obligated to vote the shares as recommended by the TRWC Board; however, the Purchaser will have the right to exercise any other rights granted to the Remaining Shares during the lock up period.

Early Exit Opportunity:
The Company will provide registration rights and agreement to include the sale of up to 3,671,426 of Purchaser’s TRWC common stock in an anticipated follow-on underwritten offering.  Based on planned deployment of new capital and expected progress in implementing its business plan, the Company believes that the value of the Company can be substantially increased over the next two to three years and that such value should be reflected in an increased share price.

Term Sheet for Off-market Purchase/Sale
April 17, 2012

For discussion only; not an offer for the sale nor solicitation of an offer to purchase securities

Potential Board Representation:	The Company will consider a qualified nominee of the Purchaser to serve on its Board of Directors.

Alignment with Management:
In light of the Company’s unique assets and business plan, the management team’s incentives have been aligned with shareholders through a restricted stock unit program which features vesting on an incremental basis taking into account both time and performance milestones.  Further, the CEO is a participant in the Company’s current Bridge Loan and will consider deferring liquidity of his equity investment in the Company to accommodate a preferential exit for the Purchaser.

Registration:
In the event that (i) the Purchaser does not fully exercise the option to purchase Remaining Shares, and/or (ii) the Remaining Shares subject to the Purchaser’s right of first refusal are not liquidated during the two-year lock up period, the Company will register the Remaining Shares still in the hands of the TRB Group and will support their distribution in conjunction with the Company’s next succeeding registered equity offering; provided, however, there will be no restriction on the ability of the TRB Group to sell, or not to sell, the Remaining Shares at, or after, said offering.

Term Sheet for Off-market Purchase/Sale
April 17, 2012

For discussion only; not an offer for the sale nor solicitation of an offer to purchase securities

Company Background:
On March 8, 2012, the Company filed with the SEC its latest annual report on Form 10-K.  Copies are available on the Company’s website (www.2riverswater.com) and on the SEC’s website.  In addition, subject to a Non-disclosure Agreement, the management team will be available for discussion of current market trends and to conduct a tour of Company facilities in Huerfano and Pueblo Counties in Colorado.

Facilitation Fee:
Wedbush Securities is the Company’s exclusive financial advisor and, in that role, is assisting the Company to develop and execute an integrated capitalization plan.  For its role in facilitating the purchase/sale of the TRB Group’s shares, the Purchaser will pay Wedbush 1% of the acquisition price for the TRB Group’s shares at the time of each such acquisition.

Term Sheet for Off-market Purchase/Sale
April 17, 2012

For discussion only; not an offer for the sale nor solicitation of an offer to purchase securities